Via Facsimile and U.S. Mail
Mail Stop 6010

January 7, 2009

Karl Brenkert III
Senior Vice President and
Chief Financial Officer
Kendle International Inc.
441 Vine Street, 1200 Carew Tower
Cincinnati, OH 45202

Re: Kendle International Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed March 17, 2008
    Definitive Proxy Statement on Schedule 14A
    Filed April 14, 2008
    File Number: 000-23019

Dear Mr. Brenkert:

    We have reviewed your December 2, 2008 response to our October 30, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to the Consolidated Financial Statements
Note 7. Debt, page F-17

1. Please refer to your response to prior comment two. You state that "The Counterparties to the Convertible Note Hedges are required to deliver either shares of the Company's common stock or cash in the amount that the Company is obligated to deliver to the holders of the Convertible Notes…" Please provide us the reference in Exhibit 10.1 Confirmation of Convertible Bond Hedge Transaction, dated July 10, 2007 included in the Form 8-K filed July 16, 2007 to where cash settlement is discussed. If cash settlement is an alternative and the choice of settlement method is

within the control of the counterparty, please tell us why you believe your accounting complies with EITF 00-19.

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
Bonus, page 16

2. Please refer to your response to Comment 5. Please revise to provide a specific discussion of each officer's individual goals. If the goals included targets or were quantified, then the discussion should be quantified and/or should identify the targets. For example, you disclose that Dr. Kendle and Mr. Bergen were responsible for the Corporate Performance Scorecard, and Dr. Kendle's goals included revenue and operating income growth. Please expand your disclosure to identify the specific qualitative or quantitative target that each individual goal was designed to achieve, and state whether these targets were achieved. For example, disclose the specific quantitative targets in Dr. Kendle's goals of revenue and operating growth.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comment one. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on comment two. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant